October 6, 2017

Via EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

Re:	NTT DOCOMO, Inc.
20-F for Fiscal Year Ended March 31, 2017
Filed June 23, 2017
File No. 001-31221

Dear Ms. Blye:

This is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission in your letter dated September 15, 2017, with respect to the annual report on Form 20-F of NTT DOCOMO, Inc. (“DOCOMO”) for the fiscal year ended March 31, 2017. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2017

General

1. On your website you list international calling rates for Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	- 2 -

Response:

The list on DOCOMO’s website mentioned in the Staff’s comment relates to DOCOMO’s international calling services, which allows DOCOMO’s customers to make international telephone calls to foreign countries from Japan.

In addition, DOCOMO provides both outbound and inbound international roaming services. DOCOMO provides outbound international roaming services to supplement its own mobile communications network that is located only in Japan. Specifically, outbound international roaming services allow DOCOMO’s customers to make telephone calls and send and receive data through local mobile communications networks while they are outside Japan. DOCOMO also provides inbound international roaming services that allow non-DOCOMO customers to make telephone calls and send and receive data through DOCOMO’s mobile communications network while they are in Japan. Inbound international roaming services are provided mostly to customers of non-Japanese mobile carriers that make their mobile communications network for DOCOMO’s outbound roaming services.

International calling services

International calling services allow DOCOMO’s customers to make telephone calls to foreign countries. International calling services are provided through DOCOMO’s contractual arrangements with Japanese and Belgian telecommunications companies. DOCOMO does not have any direct contacts with Sudan and Syria in connection with DOCOMO’s provision of international calling services to its customers.

International roaming services

With respect to outbound international roaming services, DOCOMO has contractual arrangements with Sudanese Mobile Telephone (Zain) Company Limited (“Sudanese Mobile Telephone”) and a contractual arrangement with MTN Syria JSC (“MTN Syria”), respectively, to allow DOCOMO’s customers to access their respective mobile communications networks while in Sudan and Syria.

With respect to inbound international roaming services, DOCOMO has contractual arrangements with Sudanese Mobile Telephone and Syriatel Mobile Telecom S.A. (“Syriatel”), respectively, to allow their respective customers to make telephone calls and send and receive data through DOCOMO’s mobile communications network while they are in Japan.

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	-3-

The following table provides information regarding such international roaming services.

Name of Local Company	Outbound International Roaming Services		Inbound International Roaming Services
	Voice/SMS(1)	Packet	Voice/SMS(1)	Packet
Sudanese Mobile Telephone	Provided	Provided	Provided	Provided
MTN Syria	Provided	Not provided	Not provided	Not provided
Syriatel	Not provided	Not provided	Provided	Provided

(1)	Abbreviation of “Short Message Service.”

DOCOMO does not currently plan to have any other contacts with Sudan or Syria. Furthermore, to DOCOMO’s knowledge and belief, there are no other services, products, information or technology that DOCOMO has provided to Sudan or Syria, directly or indirectly, nor any other agreements, commercial arrangements or other contacts that DOCOMO has had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

DOCOMO does not believe that its contacts with Sudan and Syria are material in quantitative or qualitative terms or constitute a material investment risk for DOCOMO’s security holders.

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	-4-

International calling services

As discussed above, DOCOMO does not have any direct contacts with Sudan and Syria in connection with its provision of international calling services. Any amounts paid to the Japanese or Belgian telecommunications companies in connection with international calling services telephone traffic related to each of Syria and Sudan are immaterial.

The following table expresses, as percentages, the relative volume of DOCOMO’s (i) international calling services telephone traffic related to each of Syria and Sudan as compared to (ii) total international calling services telephone traffic, for the last three fiscal years and the subsequent interim period.

Country name	Fiscal year ended
	March 31, 2015	March 31, 2016	March 31, 2017	Five months ended August 31, 2017
Sudan	0.0036%	0.0040%	0.0043%	0.0110%
Syria	0.0019%	0.0021%	0.0023%	0.0058%

International roaming services

DOCOMO believes that its contacts with Sudan and Syria through international roaming services are immaterial in quantitative terms.

The following table expresses, as percentages, the relative volume of (i) the amounts due to be paid by DOCOMO in connection with outbound international roaming services, or due to be received by DOCOMO in connection with inbound international roaming services, with respect to each of Sudanese Mobile Telephone, MTN Syria and Syriatel as compared to (ii) the total amounts due to be paid by DOCOMO in connection with outbound international roaming services, or due to be received by DOCOMO in connection with inbound international roaming services, with respect to all of DOCOMO’s international roaming services partners worldwide, for the last three fiscal years and the subsequent interim period.

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	-5-

Company Name	Fiscal year ended						Five months ended August 31, 2017
	March 31, 2015		March 31, 2016		March 31, 2017
	Due to be paid by DOCOMO	Due to be received by DOCOMO	Due to be paid by DOCOMO	Due to be received by DOCOMO	Due to be paid by DOCOMO	Due to be received by DOCOMO	Due to be paid by DOCOMO	Due to be received by DOCOMO
Sudanese Mobile Telephone	0.013%	0.004%	0.015%	0.001%	0.019%	0.001%	0.003%	0.00003%
MTN Syria	0.001%	—	0.002%	—	0.002%	—	0.001%	—
Syriatel	—	0.00002%	—	0.00005%	—	0.000001%	—	0.000002%

While amounts were due to be paid to and received from Sudanese Mobile Telephone for outbound and inbound international roaming services, DOCOMO had not been making payments to Sudanese Mobile Telephone due to the Sudanese Sanctions Regulations, 31 C.F.R. part 538, or receiving payments from Sudanese Mobile Telephone. However, following a request from Sudanese Mobile Telephone subsequent to the Department of the Treasury’s Office of Foreign Assets Control’s amendment of the Sudanese Sanctions Regulations effective January 17, 2017, DOCOMO settled its past unpaid transactions with Sudanese Mobile Telephone in July 2017. Expressed as percentages, the relative volume of (i) the amount due to be paid by DOCOMO to Sudanese Mobile Telephone in connection with outbound international roaming services, and the amount due to be received by DOCOMO from Sudanese Mobile Telephone in connection with inbound international roaming services, for transactions through and including July 2017, as compared to (ii) the total amounts due to be paid by DOCOMO in connection with outbound international roaming services, or due to be received by DOCOMO in connection with inbound international roaming services, with respect to all of DOCOMO’s international roaming services partners worldwide, for the total of the last three fiscal years and the subsequent interim period, were equivalent to 0.014% and 0.002%, respectively. Because the total amount due to be paid by DOCOMO exceeded the total amount due to be received by DOCOMO, this resulted in DOCOMO making a net payment to Sudanese Mobile Telephone for transactions through and including July 2017.

While amounts are due to be paid to MTN Syria for outbound international roaming services, DOCOMO has not been making payments to MTN Syria due to the Department of the Treasury’s Office of Foreign Assets Control’s Syria Sanctions Program.

While amounts are due to be received from Syriatel for inbound international roaming services, DOCOMO has not been receiving payments from Syriatel.

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	- 6 -

With respect to revenues, DOCOMO’s total operating revenues for the fiscal years ended March 31, 2015, 2016, 2017 and for the fiscal three months ended June 30, 2017 were approximately US$39.9 billion, US$37.7 billion, US$42.3 billion and US$10.2 billion, respectively. (Based on exchange rates of US$1 = ¥109.76, 120.15, 108.34 and 111.09, the average exchange rates during the fiscal years ended March 31, 2015, 2016, 2017 and the three months ended June 30, 2017, respectively.) With respect to assets, DOCOMO’s total accounts receivable were approximately US$2.2 billion, US$2.1 billion, US$2.1 billion and US$1.4 billion, respectively, as of March 31, 2015, 2016, 2017 and June 30, 2017. (Based on exchange rates of US$1 = ¥120.17, 112.68, 112.19 and 112.00, the prevailing exchange rates on March 31, 2015, 2016, 2017 and June 30, 2017, respectively.) With respect to liabilities, DOCOMO’s total accounts payable, trade, were approximately US$6.8 billion, US$7.0 billion, US$7.6 billion and US$6.2 billion, respectively, as of March 31, 2015, 2016, 2017 and June 30, 2017. (Based on exchange rates of US$1 = ¥120.17, 112.68, 112.19 and 112.00, the prevailing exchange rates on March 31, 2015, 2016, 2017 and June 30, 2017, respectively.) Other than the amounts due to be paid to and received from Sudanese Mobile Telephone, MTN Syria and Syriatel, respectively, in connection with international roaming services, DOCOMO does not have any associated revenues, assets, and liabilities with respect to its contacts with Sudan and Syria. Accordingly, DOCOMO believes that its contacts with Sudan and Syria are immaterial in quantitative terms.

DOCOMO also believes that its contacts with Sudan and Syria are immaterial in qualitative terms. DOCOMO provides international calling services to its customers through DOCOMO’s contractual arrangements with Japanese and Belgian telecommunications companies and has made arrangements so that its customers are provided outbound international roaming services. As of September 30, 2017, international calling services were available for 181 countries and outbound international roaming services were available in 229 countries and regions, all over the world. DOCOMO provides these services as a convenience to its customers and in order to provide coverage beyond its own network in Japan, as other Japanese mobile carriers do. As of September 30, 2017, inbound international roaming services were available from 224 countries, in many cases, as the reciprocal of services provided by local mobile carriers for DOCOMO’s outbound international roaming services. As mentioned above, DOCOMO does not plan to have any other contacts with Sudan or Syria besides in connection with its provision of international calling services and international roaming services. Furthermore, to DOCOMO’s knowledge and belief, there are no other services, products, information or technology that DOCOMO has provided to Sudan or Syria, directly or indirectly, nor any other agreements, commercial arrangements or other contacts that DOCOMO has had with the governments of those countries or entities they control. In addition, DOCOMO is not aware of any divestment or similar initiatives proposed or adopted by state and municipal governments, universities or other investors with respect to DOCOMO related to DOCOMO’s contacts with Sudan and Syria. Accordingly, DOCOMO does not believe that its contacts with Sudan and Syria constitute a material investment risk for DOCOMO’s security holders or have the potential of materially impact DOCOMO’s reputation or share value.

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	- 7 -

Very truly yours, /s/ Keisuke Yoshizawa

Keisuke Yoshizawa
Managing Director,
Investor Relations Department
NTT DOCOMO, Inc.

cc:	Larry Spirgel
Daniel Leslie
Securities and Exchange Commission

Toshihiro Teranishi
Maiko Wakui
Ryo Konuma
NTT DOCOMO, Inc.

Keiji Hatano
Bryce W. Gray
Sullivan & Cromwell LLP